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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)(1)




                          Water Pik Technologies, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                -------------------------------------------------
                         (Title of Class of Securities)


                                   94113U 10 0
        ----------------------------------------------------------------
                                 (CUSIP Number)



                                November 29, 1999
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [   ]     Rule 13d-1(b)
 [ X ]     Rule 13d-1(c)
 [   ]     Rule 13d-1(d)


                        (Continued on following pages)
                               Page 1 of 4 Pages

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 94113U 10 0                    13G                   Page 2 of 4 Pages


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

      Caroline W. Singleton, Sole Trustee of the Singleton Family Trust, SS# ###-##-####
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2    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A)[ ]
                                                             (B)[ ]

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3    SEC USE ONLY

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4    CITIZEN OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------

     NUMBER OF        5      SOLE VOTING POWER
       SHARES                699,966
    BENEFICIALLY      ----------------------------------------------------------
      OWNED BY        6      SHARED VOTING POWER
       EACH                  0
     REPORTING        ----------------------------------------------------------
    PERSON WITH       7      SOLE DISPOSITIVE POWER
                             699,966
                      ----------------------------------------------------------
                      8      SHARED DISPOSITIVE POWER
                             0
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     699,966
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
                                                                       [  ]
      Not Applicable
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.5% of outstanding shares
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
-------------------------------------------------------------------------------


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CUSIP No. 94113U 10 0                  13G                     Page 3 of 4 Pages


ITEM 1(a).  NAME OF ISSUER.

      Water Pik Technologies, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

      660 Newport Beach Drive, Suite 420
      Newport Beach, California  92660

ITEMS 2(a)  NAME OF PERSON FILING; ADDRESS OF
AND 2(b).   PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

      Caroline W. Singleton
      Sole Trustee of the Singleton Family Trust
      335 N. Maple Drive, Suite 177
      Beverly Hills, California  90210

ITEM 2(c).  CITIZENSHIP.

      I am a United States citizen. The Singleton Family Trust is a revocable trust administered under the laws of the State of California.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

       Common Stock, $.01 par value per share.

ITEM 2(e).  CUSIP NUMBER.

      94113U 10 0

ITEM 3.     FILINGS PURSUANT TO RULES 13d-1(b) OR 13d-2(b):

      N/A.

ITEM 4.     OWNERSHIP.

      I am the sole trustee of the Singleton Family Trust. I have sole investment and dispositive powers with respect to the 699,966 shares (the "SHARES") of the common stock, $.01 par value per share (the "COMMON STOCK"), of Water Pik Technologies, Inc. (the "COMPANY") held by the Singleton Family Trust. The Shares represent 7.5% of the Company's outstanding shares of Common Stock as of November 29, 1999.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      N/A.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      N/A.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      N/A.


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CUSIP No. 94113U 10 0                      13G                 Page 4 of 4 Pages


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      N/A.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

      N/A.

ITEM 10.    CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2000




                                    /s/ CAROLINE W. SINGLETON
                                    --------------------------------------------
                                    Caroline W. Singleton, as Sole Trustee
                                    of the Singleton Family Trust